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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street
20th Floor
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	219381100	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		28,491

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,491

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,491

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	219381100	Page	3	of	6
Item 1.     Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”), which has its principal executive offices at 330 W. William Street, PO Box 58, Corning, New York 14830.
Item 2.     Identity and Background.
     (a) This Schedule 13D is filed by the Richard M. Osborne Trust, an Ohio trust (the “Trust”), for the purpose of reporting acquisitions of Shares of Corning. Richard M. Osborne is sole trustee of the Trust.
     (b) The address of the Trust and the business address of Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060.
     (c) The Trust was established by Mr. Osborne for estate planning purposes. Mr. Osborne’s principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Chairman of the Board and Chief Executive Officer of John D. Oil and Gas Company, an oil and gas exploration company. John D. Oil and Gas Company is located at 8500 Station Street, Suite 100, Mentor, Ohio 44060.
     (d) Negative with respect to the Trust and Mr. Osborne.
     (e) Negative with respect to the Trust and Mr. Osborne.
     (f) The Trust is a trust organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.
Item 3.     Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $52,794.50 (excluding commissions) with funds of the Trust.
Item 4.     Purpose of Transaction.
     In an offer to Corning in December 2005, Mr. Osborne offered to purchase all of the Shares of Corning for $15.00 a share in cash. Mr. Osborne and his representatives met with Corning’s management and representatives to discuss the offer and Corning’s business plans. Mr. Osborne’s offer was not accepted by Corning, expired pursuant to its terms and was withdrawn by Mr. Osborne. Mr. Osborne continues to have discussions with management of Corning but has no plans at this time to make an offer for all or substantially all of Corning’s Shares or assets. Mr. Osborne believes it is important for management of Corning to explore ways of increasing shareholder value, including through a sale of the company. Mr. Osborne reserves the right to acquire additional Shares or dispose of Shares of Corning from time to time depending on market conditions.

CUSIP No.	219381100	Page	4	of	6
     Other than as disclosed in this Item 4, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Trust and Mr. Osborne do not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Corning;
     (ii) the sale or transfer of a material amount of assets of Corning;
     (iii) a change in the present board of directors or management of Corning;
     (iv) a material change in the present capitalization or dividend policy of Corning;
     (v) a material change in the business or corporate structure of Corning;
     (vi) a change to the articles of incorporation, or bylaws of Corning, or an impediment to the acquisition of control of Corning, by any person;
     (vii) the delisting from the Nasdaq Stock Market’s Over-the-Counter Bulletin Board of Corning’s Shares;
     (viii) a class of equity securities of Corning; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     The Trust and Mr. Osborne reserve the right to modify its or his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, the Trust and Mr. Osborne may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5.     Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by Corning, there are 506,918 Shares outstanding.
     The Trust beneficially owns 28,491 Shares, or 5.6% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares held by the Trust.
     (b) Mr. Osborne, as sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by the Trust.
     (c) During the past 60 days, the Trust has purchased 3,641 Shares in open market transactions as set forth below:

CUSIP No.	219381100	Page	5	of	6

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
2/24/2006	500	$14.50
2/23/2006	1,200	$14.50
2/17/2006	1,041	$14.50
2/15/2006	900	$14.50
     (d) Not applicable.
     (e) Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7.     Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 1, 2006

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee